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Rodney H. Bell
305.789.7639
Rodney.Bell@hklaw.com

June 6, 2017

Joseph McCann
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Emergent Capital, Inc.
Amendment No. 1 to Preliminary Proxy Statement
on Schedule 14A
Filed May 22, 2017
File No. 001-35064

Dear Mr. McCann:

On behalf of Emergent Capital, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated June 1, 2017, regarding the Amendment No. 1 to preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on May 22, 2017. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
In addition, we have simultaneously filed a copy of Amendment No. 2 to the Proxy Statement (the “Amendment No. 2”) and this letter via EDGAR. For your review, we have included herewith a copy of the Amendment No. 2 marked to show changes from the Proxy Statement filed on May 22, 2017.
Item 4 - Vote to Approve the Amendment to the Articles of Incorporation, page 28

1.
We note your response to prior comment 1. Please provide us an analysis explaining why pro forma financial statements are not required pursuant to Regulation S-X. In responding, please consider the guidance in the Division of Corporation Finance Reporting Manual, Section 3160.1. Additionally, we note that your disclosure on page 44 indicates that that you are incorporating by reference to your Annual Report on Form 10-K. Please refer to Schedule 14A, Item 13(b)(2) and revise to

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Joseph McCann
June 6, 2017

discuss delivery of the report. Also, revise to include or incorporate your financial statements for the period ended March 31, 2017.
In response to the Staff’s question, the Company has amended the Proxy Statement to include pro forma financial statements pursuant to Article 11 of Regulation S-X.
The Company has also amended the Proxy Statement to discuss delivery of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, the financial statements of which are incorporated by reference into the Proxy Statement.
The Company further amended the Proxy Statement to incorporate by reference the financial statements for the period ended March 31, 2017.
Background of the Transaction, page 29

2.
We note your response to prior comment 5 and the revised disclosures on page 29 concerning the background to the transaction. Please revise to explain the transaction reflected in the January 20, 2017 letter of intent from the Interested Party. Also, explain why the board chose to approve signing the PJC letter of intent instead of the Interested Party letter of intent.

The Company has amended the Proxy Statement to provide the requested background information to the Transaction.
If you have any questions regarding the above, please contact the undersigned at (305) 789-7639.

Sincerely yours,

/s/ Rodney H. Bell

Rodney H. Bell